News Release
                     LA-Z-BOY REPORTS RECORD THIRD QUARTER


NYSE & PCX: LZB                            Contact:  Gene Hardy  (734) 241-4306

    MONROE, MI., February 2, 1999: La-Z-Boy Incorporated, one of the world's largest producers of furniture, continued reaching record levels of quarterly sales and profit.


Financial Details
    For the third quarter ended 1/23/99 of La-Z-Boy's 1999 fiscal year, sales reached $318.1 million, up 13% from last year's third quarter of $280.5 million. Net income was up 55% to $17.7 million vs. $11.5 million. Diluted EPS (Earnings Per Share) increased 57% to $0.33 vs. $0.21.

    For the nine months ended 1/23/99 of La-Z-Boy's 1999 fiscal year, sales reached $921.8 million, up 17% from last year's $786.1 million. Net income was up 44% to $43.4 million vs. $30.0 million. Diluted EPS was up 45% to $0.81 vs. $0.56.


President Comments
    La-Z-Boy President and Chief Operating Officer, Gerald L. Kiser said, "An improvement in gross margin over last year's third quarter resulted from more efficient plant operations as well as higher sales volume. With plant productivity rising, current capacity can meet forecasted demand, at least for the near-term. However, we are expanding our Residential division and England/Corsair plants in Tennessee, and installing a new finishing facility at the Sam Moore division in Virginia.

    "We don't expect the exceptional 13% third quarter sales growth rate to continue into the fourth quarter. La-Z-Boy's fourth quarter sales could rise 4% to 6% above last year's record-setting final quarter."

Marketing
    This month, the Residential division launches its third "Instant Win" Sweepstakes in Parade and USA Weekend magazines. We expect to reach 57 million readers. This "Picture Yourself in America's Favorite Recliner" campaign features a special 800 phone number to help consumers locate their most convenient La-Z-Boy participating dealers. Over 4,000 La-Z-Boy locations are taking part in this sweepstakes, marking the highest level of dealer support ever for this type of program.

    The La-Z-Boy Furniture Galleries program continues to expand with recent openings in Madrid, Spain and two new Canadian stores in Burlington and Ottawa, Ontario.

    Time Magazine recognized La-Z-Boy chairs and our founders in a special edition commemorating the 100 most influential inventions of the 20th century. And the La-Z-Boy Maxim massage chair was featured in Parade magazine, demonstrated by the cast of the popular Drew Carey Show and in the January issue of House Beautiful, in an article by the editor of the magazine.


Company Overview
    La-Z-Boy manufactures quality upholstered and casegoods home furniture as well as office furniture. In addition to the La-Z-Boy brand name, which is the most recognized home furniture brand name in North America, four other major brands are part of La-Z-Boy Incorporated: Kincaid, England/Corsair, Hammary and Sam Moore.


More Information
    La-Z-Boy Incorporated's third quarter 10-Q filing including an income statement, balance sheet, cash flow statement and additional management discussion is available now at the Company's internet site (www.lazboy.com). This press release is just one part of La-Z-Boy Incorporated's disclosures and should be read in conjunction with all other 10-Q information. About 48 hours after this release, this third quarter 10-Q information should be available on the SEC's internet site (www.sec.gov).




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  2/2/99                                                            Page 1 of 3
                             La-Z-Boy Incorporated Financial Information Release
                                   CONSOLIDATED STATEMENT OF INCOME
                             (Amounts in thousands, except per share data)

                                         THIRD QUARTER ENDED (UNAUDITED)
                           ------------------------------------------------------
                           January 23,   January 24,    % Over   Percent of Sales
                                                                 ----------------
                               1999         1998        (Under)    1999     1998
                           -----------   -----------    -------   ------   ------

Sales                         $318,105      $280,520        13%   100.0%   100.0%
Cost of sales                  230,923       211,688         9%    72.6%    75.5%
                           -----------   -----------    -------   ------   ------
     Gross profit               87,182        68,832        27%    27.4%    24.5%

S, G & A                        58,758        50,189        17%    18.5%    17.9%

                           -----------   -----------    -------   ------   ------
     Operating profit           28,424        18,643        52%     8.9%     6.6%

Interest expense                 1,110         1,048         6%     0.3%     0.4%
Interest income                    430           568       -24%     0.1%     0.2%
Other income                       962           240       301%     0.3%     0.2%

                           -----------   -----------    -------   ------   ------
     Pretax income              28,706        18,403        56%     9.0%     6.6%

Income tax expense              10,978         6,944        58%    38.2% *  37.7% *

                           -----------   -----------    -------   ------   ------
     Net income                $17,728       $11,459        55%     5.6%     4.1%
                           ===========   ===========    =======   ======   ======


  Diluted average shares        52,925        54,055        -2%

  Diluted EPS                    $0.33         $0.21        57%

  Basic EPS                      $0.34         $0.22        55%

  Dividends per share            $0.08         $0.07        14%




                                           NINE MONTHS ENDED (UNAUDITED)
                           -----------------------------------------------------
                           January 23,   January 24,    % Over   Percent of Sales
                                                                 ----------------
                               1999          1998       (Under)    1999    1998
                           -----------   -----------    -------   ------  ------

Sales                         $921,816      $786,054         17%  100.0%  100.0%
Cost of sales                  681,416       591,242         15%   73.9%   75.2%
                           -----------   -----------    --------  ------  ------
     Gross profit              240,400       194,812         23%   26.1%   24.8%

S, G & A                       169,556       145,946         16%   18.4%   18.6%

                           -----------   -----------    --------  ------  ------
     Operating profit           70,844        48,866         45%    7.7%    6.2%

Interest expense                 3,461         3,099         12%    0.4%    0.4%
Interest income                  1,478         1,562         -5%    0.2%    0.2%
Other income                     2,182         1,517         44%    0.2%    0.2%

                           -----------   -----------    --------  ------  ------
     Pretax income              71,043        48,846         45%    7.7%    6.2%

Income tax expense              27,684        18,839         47%   39.0% * 38.6% *

                           -----------   -----------    --------  ------  ------
     Net income                $43,359       $30,007         44%    4.7%    3.8%
                           ===========   ===========    ========  ======  ======


  Diluted average shares        53,331        54,060         -1%

  Diluted EPS                    $0.81         $0.56         45%

  Basic EPS                      $0.82         $0.56         46%

  Dividends per share            $0.23         $0.21         10%



  *    As a percent of pretax income, not sales.

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     2/2/99                                                                             Page 2 of 3
                              La-Z-Boy Incorporated Financial Information Release
                                           CONSOLIDATED BALANCE SHEET
                                   (Amounts in thousands, except par value)


                                             Unaudited                  Increase           Audited
                                      ------------------------
                                      January 23,  January 24,         (Decrease)          Apr. 25,
                                                                 ---------------------
                                          1999        1998        Dollars      Percent       1998
                                       ---------    ---------    ---------     -------    ---------

Current assets
   Cash & equivalents .............    $  44,037    $  38,473    $   5,564           14%   $  28,700
    Receivables ....................     228,820      196,879       31,941           16%     238,260

    Inventories
        Raw materials ..............      52,122       44,478        7,644           17%      43,883
        Work-in-process ............      41,271       37,726        3,545            9%      40,640
        Finished goods .............      36,984       30,511        6,473           21%      30,193

                                       ---------    ---------    ---------    ---------    ---------
            FIFO inventories .......     130,377      112,715       17,662           16%     114,716
            Excess of FIFO over LIFO     (22,780)     (21,550)      (1,230)          -6%     (22,812)

                                       ---------    ---------    ---------    ---------    ---------
                 Total inventories .     107,597       91,165       16,432           18%      91,904

    Deferred income taxes ..........      18,936       24,761       (5,825)         -24%      16,679
    Income taxes ...................        --           --            N/M         N/M           936
    Other current assets ...........       4,672        4,086          586           14%       6,549

                                       --------     ---------    ---------    ---------    ---------
        Total current assets .......     404,062      355,364       48,698           14%     383,028

Property, plant & equipment ........     121,135      117,627        3,508            3%     121,762

Goodwill ...........................      47,501       40,974        6,527           16%      49,413

Other long-term assets .............      29,139       29,953         (814)         -3%       26,148

                                       ---------    ---------    ---------    ---------    ---------
            Total assets ...........   $ 601,837    $ 543,918    $  57,919           11%   $ 580,351
                                       =========    =========    =========    =========    =========



Current liabilities
    Current portion - l/t debt .....   $   4,647    $   5,107    ($    460)          -9%   $   4,822
    Current portion - capital leases       1,099        1,561         (462)         -30%       1,383
    Accounts payable ...............      48,952       38,714       10,238           26%      36,703
    Payroll/other comp .............      39,316       33,315        6,001           18%      39,617
    Income taxes ...................       4,596        4,469          127            3%        --
    Other current liabilities ......      24,917       23,858        1,059            4%      25,764
                                       ---------    ---------    ---------    ---------    ---------

        Total current liabilities ..     123,527      107,024       16,503           15%     108,289

Long-term debt .....................      63,279       49,723       13,556           27%      66,434

Capital leases .....................         204        1,111         (907)         -82%         819

Deferred income taxes ..............       5,459        5,627         (168)          -3%       5,478

Other long-term liabilities ........      12,551       10,468        2,083           20%      11,122

Commitments & contingencies ........        --           --            N/M          N/M         --

Shareholders' equity
    Common shares, $1 par * ........      52,397       53,569       (1,172)          -2%      53,551
    Capital in excess of par .......      30,441       28,239        2,202            8%      29,262
    Retained earnings * ............     316,158      289,425       26,733            9%     306,445
    Currency translation ...........      (2,179)      (1,268)        (911)         -72%      (1,049)

                                       ---------    ---------    ---------    ---------    ---------
        Total shareholders' equity .     396,817      369,965       26,852            7%     388,209

            Total liabilities and
                                       ---------    ---------    ---------    ---------    ---------
            shareholders' equity ...   $ 601,837    $ 543,918    $  57,919           11%   $ 580,351
                                       =========    =========    =========    =========    =========

     *  Restated to reflect three-for-one stock split, in the form of a 200% stock dividend effective September 1998.

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2/2/99                                                           Page 3 of 3
               La-Z-Boy Incorporated Financial Information Release
                              COMMENTS AND ANALYSIS


Overall:
     Refer to today's press release for additional information.

Gross profit margins:
     The gross profit margin increased to 27.4% of sales from 24.5% of sales in last year's third quarter on a 13% increase in sales and a 9% increase in unit volume. The absence of production disruptions associated with hardwood and plywood part delivery problems, costs associated with casegood manufacturing consolidations, and inclement weather conditions all favorably affected the gross profit margin. In addition, similar to the second quarter, favorable volume related cost reductions and unfavorable Canadian currency exchange effects were also realized.

     Sales in the fourth quarter is expected to increase roughly 4% to 6% over the prior year's fourth quarter, and the gross profit margin as a percentage of sales is expected to approximate last year.

Inventories:
     Finished goods inventories were up 21% over the same period last year primarily as a result of two new casegood product line introductions increasing stock inventory levels, and increased daily production volume resulting in more finished product being staged for shipment. The stock inventory build-up for the larger of the two product line introductions is expected to be short-term. Finished goods inventory levels at the end of the upcoming fourth quarter are expected to be higher than the prior year, but not as high as at the end of the third quarter.

S,G & A:
     Third quarter S, G & A increased to 18.5% of sales vs. 17.9% last year. The largest cause was due to an increase in Information Technology (IT) expenses relating to Year 2000 projects. As expected, performance bonus related expenses increased due to higher sales and profits. La-Z-Boy held many other S, G & A expenses at a growth rate consistent with or lower than the sales growth rate, thus somewhat offsetting the higher IT related and performance bonus increases. For the fourth quarter, IT expenses are expected to be slightly higher than last year. Higher bonus related expenses are expected to continue through the fourth quarter.

Other income:
      Other income is volatile by nature and fluctuates from one period to another. Last year's fourth quarter included an income item related to tax refund claims. Looking forward, this is not expected to occur in this year's fourth quarter.

Income tax expense:
      The third quarter tax rate increased to 38.2% of pretax income from 37.7% last year. This is due in part to Canadian division profit impacts creating unfavorable tax impacts. This is somewhat offset by several favorable items. This trend is expected to continue for the fourth quarter.